16 SOUTH PENNSYLVANIA • POST OFFICE BOX 754 • OKLAHOMA CITY, OK U.S.A. 73101 • PHONE 405-235-4546 • FAX 405-236-1209

December 13, 2012

Mr. Rufus Decker

Accounting Branch Chief

Securities & Exchange Commission

Washington, D.C. 20549

Re:	LSB Industries, Inc. (“LSB”) Form 10-K for Year Ended December 31, 2011
Filed February 28, 2012 (“2011 Form 10-K”); File No. 1-7677

Dear Mr. Decker:

Due to an apparent error on my part, I overlooked the email of your December 3, 2012, letter in connection with your review of LSB’s 2011 Form 10-K until December 12, 2012. On December 3rd, I exchanged test emails with Ms Etheredge of your office to confirm my email address. On the evening of December 11th, I noticed that I had not received the letter. I called Ms. Etheredge of your office Wednesday December 12th and advised her that I do not recall having heard from the SEC in connection with its review of LSB’s 2011 Form 10-K. She advised me that a review letter dated December 3, 2012 was sent to us. Apparently I must have not recognized it and inadvertently deleted it. We requested a copy of the letter, which Ms. Etheredge faxed to us on December 12, 2012.

Due to the above, we will need an extension until December 24, 2012 in order to respond to your letter of December 3, 2012. Sorry for the inconvenience.

If you or Ms. Etheredge have any questions, please call me.

Sincerely yours,

/s/ Tony M. Shelby

Tony M. Shelby

Executive Vice President and Principal Financial Officer

TMS/dkc

cc:	Ms. Lisa Etheredge
Securities & Exchange Commission